STONEBRIDGE ADVISORY INC.
1055 East Colorado Blvd, 5th Floor
Pasadena, CA 91106

To: The Board of Directors of ZenaTech, Inc.

We refer to the comprehensive valuation reports of each of:

- ZooOffice, Inc. dated January 4, 2025 and effective as of September 30, 2024;
- Ecker Capital, Inc. dated November 25, 2024 and effective as of September 30, 2024;
- Drone Charging Assembly Patent US11597515B2 dated January 9, 2025 and effective as of December 31, 2024;
- Drone Charging Pad Patent US11970293B2 dated January 9, 2025 and effective as of December 31, 2024; and
- Drone Design Patent USD1005883S1 dated January 9, 2025 and effective as of December 31, 2024;

(together, the "Valuation Reports"),

which we prepared for the board of directors of ZenaTech, Inc. ("ZenaTech") in connection with the proposed Transactions, as such term is defined in the management information circular of ZenaTech dated February 5, 2025 (the "Circular"). We consent to the inclusion of the Valuation Reports in their entirety and a summary thereof in the Circular.

Stonebridge Advisory Inc.

Per: Daniel P. O'Connell

Daniel O'Connell
President

Pasadena, California

February 5, 2025